 Exhibit 99.1

Trilogy International Partners Inc. Announces Receipt of Consents Required to Extend the Maturity of its Debt to May 2023

BELLEVUE, Washington (May 21, 2021) – Trilogy International Partners Inc. (“TIP Inc.” or the “Company”), an international wireless and fixed broadband telecommunications operator, today announced that, as reported by Ipreo LLC, the information agent for the Exchange Offer and the Consent Solicitation (as such terms are defined below), the aggregate principal amount of the Existing Notes (as defined below) that were validly tendered and not validly withdrawn as of the early tender date of 5:00 p.m., New York City time, on May 19, 2021 was $346,084,000, or 98.88% of the outstanding aggregate principal amount of Existing Notes. Pursuant to the terms of the Exchange Offer and Consent Solicitation the withdrawal deadline has passed and, accordingly, Existing Notes validly tendered in the Exchange Offer may no longer be withdrawn, except in limited circumstances where additional withdrawal rights are required by law. As a result of the receipt of the Requisite Consents (as defined in the Offering Memorandum (as defined below)), on May 20, 2021, the Existing Notes Issuers (as defined below) entered into a supplemental indenture that gives effect to the Proposed Amendments (as defined in the Offering Memorandum) to the Existing Notes, and the Proposed Amendments will become operative on the settlement date for the Exchange Offer.

The Company previously announced that (i) Trilogy International South Pacific LLC (“TISP”) and TISP Finance, Inc. (“TISP Finance” and, together with TISP, the ”Issuers”), each indirect subsidiaries of the Company, commenced a private offer to certain eligible noteholders to exchange (the “Exchange Offer”) any and all of the outstanding $350,000,000 aggregate principal amount of the 8.875% Senior Secured Notes due 2022 (CUSIP Nos 89620J AC5 and U89613 AC4, the “Existing Notes”) issued by Trilogy International Partners LLC (“Trilogy LLC”) and Trilogy International Finance Inc. (“Finco” and together with Trilogy LLC, the “Existing Notes Issuers”) for newly issued 8.875% Senior Secured Notes due 2023 of the Issuers (the “New Notes”), and (ii) Trilogy LLC was soliciting consents (the “Consent Solicitation”) with respect to the Existing Notes, all upon the terms and conditions set forth in the Offering Memorandum and Consent Solicitation Statement dated May 6, 2021 (the “Offering Memorandum”).

The Exchange Offer and Consent Solicitation will expire at 11:59 p.m., New York City time, on June 3, 2021 (as it may be extended, the “Expiration Date”). The Issuers retain the right to modify the Expiration Date as well as the terms of the Exchange Offer and/or Consent Solicitation, or to cancel the Exchange Offer and Consent Solicitation, in their sole discretion. The Expiration Date is subject to customary conditions described in the Offering Memorandum.

TISP also received the required consents to amend the note purchase agreement governing its outstanding $50 million aggregate principal amount of 10% Senior Secured Notes due 2022 (the “10% Notes”) in accordance with the previously announced consent solicitation for the 10% Notes (the “10% Notes Consent Solicitation”). The effectiveness of the 10% Notes Consent Solicitation is subject to certain conditions, including the consummation of the Exchange Offer. The 10% Notes Consent Solicitation will expire at 5:00 p.m., New York City time, on June 3, 2021 (as it may be extended, the “10% Notes Expiration Date”). There are no revocation rights with respect to the 10% Notes Consent Solicitation except as required by applicable law. The 10% Notes Consent Solicitation is being made upon the terms and subject to the conditions set forth in the consent solicitation statement, dated as of May 6, 2021 (as the same may be amended or supplemented from time to time, the "Consent Solicitation Statement"). TISP retains the right to modify the 10% Notes Expiration Date as well as the terms of the 10% Notes Consent Solicitation, or to cancel the 10% Notes Consent Solicitation, in its sole discretion. The effective date of the amendment and restatement of the note purchase agreement governing the 10% Notes is expected to be concurrent with the settlement date for the Exchange Offer.

Available Documents and Other Details

Documents relating to the Exchange Offer and the Consent Solicitation are distributable only to noteholders who complete and return an eligibility form confirming that they are either a “qualified institutional buyer” under Rule 144A or a non-U.S. person under Regulation S for purposes of applicable securities laws. Non-U.S. persons may also be subject to additional eligibility criteria. Only holders of Existing Notes who certify that they satisfy one of the foregoing conditions are eligible to participate in the Exchange Offer. Persons who are not eligible holders may not receive and review the Offering Memorandum nor may they participate in the Exchange Offer. Noteholders who desire to complete an eligibility form should request instructions by sending an e-mail to ipreo-exchangeoffer@ihsmarkit.com or calling Ipreo LLC, the information agent for the Exchange Offer and Consent Solicitation, at (888) 593-9546.

The complete terms and conditions of the Exchange Offer and Consent Solicitation are set forth in the Offering Memorandum and the complete terms and conditions of the 10% Notes Consent Solicitation are set forth in the Consent Solicitation Statement. This press release is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to purchase the New Notes, the 10% Notes or the as-amended 10% Notes nor a solicitation of any consents in the Consent Solicitation or the 10% Notes Consent Solicitation. The Exchange Offer and Consent Solicitation are only being made pursuant to, and this press release is qualified by reference to, the Offering Memorandum. The 10% Notes Consent Solicitation is only being made pursuant to, and this press release is qualified by reference to, the Consent Solicitation Statement. The Exchange Offer is not being made to holders of Existing Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. The 10% Notes Consent Solicitation is not being made to holders of 10% Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

Neither the New Notes nor the as-amended 10% Notes will be registered under the Securities Act of 1933, as amended, or any other applicable securities laws and, unless so registered, neither the New Notes nor the as-amended 10% Notes may be offered, sold, pledged or otherwise transferred within the United States or to or for the account of any U.S. person, except pursuant to an exemption from the registration requirements thereof.

The Exchange and Information Agent for the Exchange Offer and Consent Solicitation is Ipreo LLC and can be contacted by calling (888) 593-9546 or emailing ipreo-exchangeoffer@ihsmarkit.com.

About Forward-Looking Information

Forward-looking information and statements

This press release contains “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States of America. Forward-looking information and forward–looking statements may relate to the Exchange Offer and 10% Notes Consent Solicitation, including the terms and anticipated timing thereof. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “preliminary”, “estimates”, “plans”, “targets”, “expects” or “does not expect”, “an opportunity exists”, “outlook”, “prospects”, “strategy”, “intends”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, estimates, projections or other characterizations of future events or circumstances contain forward-looking information and statements.

Forward-looking information and statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information and statements may not be appropriate for other purposes. Forward-looking information and statements contained in this press release are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. These opinions, estimates and assumptions include but are not limited to: general economic and industry growth rates; currency exchange rates and interest rates; product pricing levels and competitive intensity; income tax; subscriber growth; pricing, usage, and churn rates; changes in government regulation; technology deployment; availability of devices; timing of new product launches; content and equipment costs; vendor and supplier performance; the integration of acquisitions; industry structure and stability; and data based on good faith estimates that are derived from management’s knowledge of the industry and other independent sources. Despite a careful process to prepare and review the forward-looking information and statements, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

Numerous risks and uncertainties, some of which may be unknown, relating to TIP Inc.’s business could cause actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking information and statements. Among such risks and uncertainties, are those that relate to TIP Inc.’s and Trilogy LLC’s history of losses; TIP Inc.’s and Trilogy LLC’s status as holding companies; TIP Inc.’s significant level of indebtedness and the refinancing, default and other risks, resulting therefrom, as well as limits, restrictive covenants and restrictions set forth in Trilogy LLC’s and its subsidiaries’ credit agreements, including certain limitations on Trilogy LLC’s and its subsidiaries’ ability to buy and sell assets resulting therefrom; the ability of 2degrees to consummate a partial listing of its shares on the New Zealand Stock Exchange and/or the Australian Securities Exchange, the timing of any such listing, and, as the result of any such listing, the reduction of debt, the acceleration of growth initiatives at 2degrees, and the expected level of TIP Inc.’s retained interest in 2degrees; TIP Inc.’s or Trilogy LLC’s ability to incur additional debt despite their indebtedness levels; TIP Inc.’s or Trilogy LLC’s ability to pay interest and to refinance their indebtedness; the risk that TIP Inc.’s or Trilogy LLC’s credit ratings could be downgraded; TIP Inc. having insufficient financial resources to achieve its objectives; risks associated with any potential acquisition, investment or merger; the significant political, social, economic and legal risks of operating in Bolivia, including the impact of the recent presidential election; certain of TIP Inc.’s operations being in a market with substantial tax risks and inadequate protection of shareholder rights; the need for spectrum access; the regulated nature of the industry in which TIP Inc. participates; the use of “conflict minerals” in handsets and the effect thereof on availability of certain products, including handsets; anti-corruption compliance; intense competition; lack of control over network termination, roaming and international long distance revenues; rapid technological change and associated costs; reliance on equipment suppliers including Huawei Technologies Company Limited and its subsidiaries and affiliates; subscriber “churn” risks, including those associated with prepaid accounts; the need to maintain distributor relationships; TIP Inc.’s future growth being dependent on innovation and development of new products; security threats and other material disruptions to TIP Inc.’s wireless networks; the ability of TIP Inc. to protect subscriber information and cybersecurity risks generally; health risks associated with handsets; litigation, including class actions and regulatory matters; fraud, including device financing, customer credit card, subscription and dealer fraud; reliance on limited management resources; risks associated with the minority shareholders of TIP Inc.’s subsidiaries; general economic risks; natural disasters including earthquakes and public health crises such as the COVID-19 pandemic; risks surrounding climate change and other environmental factors; foreign exchange and interest rate changes; currency controls and withholding taxes; interest rate risk; TIP Inc.’s ability to utilize carried forward tax losses; changes to TIP Inc.’s dividend policy; tax related risks; TIP Inc.’s dependence on Trilogy LLC to pay taxes and other expenses; Trilogy LLC being required to make distributions to TIP Inc. and the other owners of Trilogy LLC; differing interests among TIP Inc’s. and Trilogy LLC’s other equity owners in certain circumstances; an increase in costs and demands on management resources when TIP Inc. ceases to qualify as an “emerging growth company” under the U.S. Jumpstart Our Business Startups Act of 2012; additional expenses if TIP Inc. loses its foreign private issuer status under U.S. federal securities laws; volatility of the Common Shares price; dilution of the Common Shares; market coverage; TIP Inc.’s or its subsidiaries’ failure to pay dividends, TIP Inc.’s internal controls over financial reporting; new laws and regulations; and risks as a publicly traded company, including, but not limited to, compliance and costs associated with the U.S. Sarbanes-Oxley Act of 2002 (to the extent applicable).

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information and statements in this press release, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information in this press release. Please see our continuous disclosure filings available under TIP Inc.’s profile at www.sedar.com and at www.sec.gov for information on the risks and uncertainties associated with our business.

Readers should not place undue reliance on forward-looking information and statements, which speak only as of the date made. The forward-looking information and statements contained in this press release represent our expectations as of the date of this press release or the date indicated. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information or statements whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

Contact:

Investor Relations Contacts

Media Contact

Ann Saxton	Erik Mickels
425-458-5900	425-458-5900
Ann.Saxton@trilogy-international.com	Erik.Mickels@trilogy-international.com
Vice President, Investor Relations & Corporate Development	Senior Vice President, Chief Financial Officer

Ann Saxton
425-458-5900
Ann.Saxton@trilogy-international.com
Vice President, Investor Relations & Corporate Development

About Trilogy International Partners Inc.

TIP Inc. is the parent of Trilogy LLC, an international wireless and fixed broadband telecommunications operator formed by wireless industry veterans John Stanton, Theresa Gillespie and Brad Horwitz. Trilogy LLC’s founders have successfully bought, built, launched and operated communications businesses in 15 international markets and the United States.

Trilogy LLC, together with its consolidated subsidiaries in New Zealand (Two Degrees Mobile Limited) and Bolivia (Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia), S.A.), is a provider of wireless voice and data communications services including local, international long distance and roaming services, for both subscribers and international visitors roaming on its networks. Trilogy LLC also provides fixed broadband communications services to residential and enterprise customers in New Zealand and Bolivia.

TIP Inc.’s head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA. TIP Inc.’s common shares trade on the Toronto Stock Exchange under the ticker TRL and its warrants trade on such exchange under the ticker TRL.WT.

For more information, visit www.trilogy-international.com.